Exhibit 4.6

RELEASE OF GUARANTEE OF WARNER CHILCOTT LIMITED

1. Reference is hereby made to the Indenture, dated as of January 18, 2005 (as amended, supplemented, waived or otherwise modified, the “Indenture”), by and between Warner Chilcott Corporation, the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.

2. Pursuant to Section 11.05(a)(1)(f), of the Indenture, Warner Chilcott Limited shall be released from its Guarantee under the Indenture if it requests such release at any time.

3. Warner Chilcott Limited hereby requests to be released from its Guarantee under the Indenture.

4. The Issuer has delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee certifying (a) compliance with Section 9.01, Section 11.05 and Section 12.04 of the Indenture and (b) that all conditions precedent provided for in the Indenture to be performed or effected by the Issuer relating to the release of Warner Chilcott Limited from its Guarantee have been complied with.

5. The Trustee hereby acknowledges the termination and release of Warner Chilcott Limited from its Guarantee.

6. The parties hereto may sign one or more copies of this Release of Guarantee in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute one and the same agreement.

7. This Release of Guarantee is dated as of the date set forth below, and shall be governed by and construed in accordance with the laws of the State of New York.

WELLS FARGO BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Martin Reed
	Name:	Martin Reed
	Title:	Vice President

WARNER CHILCOTT LIMITED

By:	/s/ Roger Boissonneault
Name:	Roger Boissonneault
Title:	Chief Executive Officer and President

WARNER CHILCOTT CORPORATION

By:	/s/ Roger Boissonneault
Name:	Roger Boissonneault
Title:	Chief Executive Officer

Dated: August 20, 2009